ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Supplement dated November 14, 2011 to the Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2011, as amended

_____

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

IMPORTANT INFORMATION REGARDING UPCOMING FUND CLOSURES

1. **Effective after close of business November 14, 2011 the following funds will be closed to new investments:**

Alger Green Fund (Class A)	ING Large Cap Growth Portfolio (Class S)
Amana Growth Fund	ING Large Cap Value Portfolio (Class I)
Amana Income Fund	ING Marsico Growth Portfolio (Class I)
American Century Inflation-Adjusted Bond Fund – (Investor Class)	ING MFS Utilities Portfolio (Class S)
	ING MidCap Opportunities Portfolio (Class S)
Ariel Fund	ING Oppenheimer Global Portfolio (Class I)
Artisan International Fund (Investor Shares)	ING Pioneer Fund Portfolio (Class I)
BlackRock Mid Cap Value Opportunities Fund – (Investor A Shares)	ING Pioneer High Yield Portfolio (Class I)
	ING Pioneer Mid Cap Value Portfolio (Class I)
Cohen & Steers Realty Shares, Inc.	ING Russell™ Large Cap Growth Index Portfolio (Class S)
Columbia Diversified Equity Income Fund (Class R-4)	ING Russell™ Large Cap Value Index Portfolio (Class S)
Columbia Mid Cap Value Fund (Class A)	ING Russell™ Mid Cap Growth Index Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Small Company Portfolio (Class I and Class S)
Franklin Small Cap Value Securities Fund (Class 2)	ING Solution Growth Portfolio (Class S)
Fundamental Investors SM (Class R-4)	ING Solution Moderate Portfolio (Class S)
ING Artio Foreign Portfolio (Class S)	ING Strategic Allocation Conservative Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (Class S)	ING Strategic Allocation Growth Portfolio (Class I)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)	ING Strategic Allocation Moderate Portfolio (Class I)
ING BlackRock Large Cap Growth Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	ING T. Rowe Price Equity Income Portfolio (Class S)
	ING T. Rowe Price International Stock Portfolio (Class S)
ING Clarion Real Estate Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class I)
ING Core Growth and Income Portfolio(Class S)	ING UBS U.S. Large Cap Equity Portfolio – (Class I)
ING Davis New York Venture Portfolio (Class S)	Invesco Mid Cap Core Equity Fund (Class A)
ING Fidelity® VIP Mid Cap Portfolio (Class S)	Loomis Sayles Small Cap Value Fund (Retail Class)
ING Global Bond Portfolio (Class I)	Pax World Balanced Fund (Individual Investor Class)
ING Growth and Income Portfolio (Class S)	Pioneer Emerging Markets VCT Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)	SMALLCAP World Fund® (Class R-4)
ING Index Plus MidCap Portfolio (Class I)	The Bond Fund of AmericaSM (Class R-4)
ING Index Plus SmallCap Portfolio (Class I)	The Growth Fund of America® (Class R-4)
ING International Index Portfolio (Class I)	USAA Precious Metals and Minerals Fund (Adviser Shares)
ING International Value Portfolio (Class I)	Wanger Select
ING Invesco Van Kampen Comstock Portfolio (Class S)	

2. **Effective November 15, 2011** Class I of ING Large Cap Growth Portfolio and Class I of ING Templeton Foreign Equity Portfolio will be available for investment. Existing balances in Class S of ING Large Cap Growth Portfolio and Class S of ING Templeton Foreign Equity Portfolio will automatically become an investment in Class I of ING Large Cap Growth Portfolio and Class I of ING Templeton Foreign Equity Portfolio, respectively. Class S of each fund will no longer be available through the Contract.

3. **Accordingly, effective November 15, 2011, the lists of available funds in the Contract Prospectus and Contract Prospectus Summary are replaced with the following:**

EuroPacific Growth Fund® (Class R-4)[1]	ING Solution 2035 Portfolio (Class S)[2]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Solution 2045 Portfolio (Class S)[2]
ING American Century Small-Mid Cap Value Portfolio (Class S)	ING Solution 2055 Portfolio (Class S)[2]
ING Clarion Global Real Estate Portfolio (Class I)	ING Solution Income Portfolio (Class S)[2]
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)**	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING Intermediate Bond Portfolio (Class I)	ING T. Rowe Price Growth Equity Portfolio (Class I)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class I)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)	ING U.S. Bond Index Portfolio (Class I)
ING Large Cap Growth Portfolio (Class I)	Lazard U.S. Mid Cap Equity Portfolio (Open Shares)[1]
ING Money Market Portfolio (Class I)	New Perspective Fund® (Class R-4)[1]
ING PIMCO High Yield Portfolio (Class S)	Oppenheimer Developing Markets Fund (Class A)[1]
ING Russell™ Large Cap Index Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Russell™ Mid Cap Index Portfolio (Class I)	Templeton Global Bond Fund (Class A)[1]
ING Russell™ Small Cap Index Portfolio (Class I)	Wanger International
ING Solution 2015 Portfolio (Class S)[2]	Wanger USA
ING Solution 2025 Portfolio (Class S)[2]	

1   This fund is available to the general public. See "Investment Options -Additional Risks of Investing in the Funds" in the Contract Prospectus or "Tax Considerations – Taxation of Qualified Contracts – Special Considerations for Section 403(b) Plans" in the Contract Prospectus Summary.
2   These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" in the Contract Prospectus or Contract Prospectus Summary for additional information.
**FMR^{SM} is a service mark of Fidelity Management & Research Company

4. **Unless you provide us with alternative allocation instructions, effective 11/15/2011 all future allocations to the closed funds will be automatically allocated to the available funds as follows:**

CLOSED FUNDS	FUTURE ALLOCATIONS TO AVAILABLE FUNDS EFFECTIVE 11/15/2011
ING Strategic Allocation Growth Portfolio – (Class I) ING Strategic Allocation Conservative Portfolio – (Class I) ING Strategic Allocation Moderate Portfolio – (Class I) Pax World Balanced Fund – (Individual Investor Class)	ING T. Rowe Price Capital Appreciation Portfolio – (Class S)
Pioneer Emerging Markets VCT Portfolio – (Class I)	Oppenheimer Developing Markets Fund – (Class A)
ING Artio Foreign Portfolio – (Class S) ING International Index Portfolio – (Class I) ING T. Rowe Price International Stock Portfolio – (Class S)	EuroPacific Growth Fund® (Class R-4)
ING International Value Portfolio – (Class I)	ING Templeton Foreign Equity Portfolio – (Class I)
ING Index Plus MidCap Portfolio – (Class I)	ING Russell™ Mid Cap Index Portfolio – (Class I)
ING Fidelity® VIP Mid Cap Portfolio – (Class S) ING T. Rowe Price Diversified Mid Cap Growth Portfolio – (Class I) Wanger Select ING Russell™ Mid Cap Growth Index Portfolio – (Class S)	ING FMR^{SM} Diversified Mid Cap Portfolio – (Class S)
ING Pioneer Mid Cap Value Portfolio – (Class I)	Lazard U.S. Mid Cap Equity Portfolio – (Open Shares)
ING Clarion Real Estate Portfolio – (Class S)	ING Clarion Global Real Estate Portfolio – (Class I)
ING Index Plus SmallCap Portfolio – (Class I)	ING Russell™ Small Cap Index Portfolio – (Class I)
ING Baron Small Cap Growth Portfolio – (Class S)	Wanger USA

CLOSED FUNDS	FUTURE ALLOCATIONS TO AVAILABLE FUNDS EFFECTIVE 11/15/2011
Franklin Small Cap Value Securities Fund – (Class 2)	ING American Century Small-Mid Cap Value Portfolio – (Class S)
ING BlackRock Science and Technology Opportunities Portfolio – (Class I)	ING T. Rowe Price Growth Equity Portfolio – (Class I)
ING MFS Utilities Portfolio – (Class S)	ING Invesco Van Kampen Growth and Income Portfolio – (Class S)
ING Oppenheimer Global Portfolio – (Class I)	New Perspective Fund® - (Class R-4)
USAA Precious Metals and Minerals Fund – (Adviser Shares)	ING Russell™ Large Cap Index Portfolio – (Class I)
ING Small Company Portfolio – (Class I) ING Small Company Portfolio – (Class S)	ING JPMorgan Small Cap Core Equity Portfolio – (Class S)
Ariel Fund	ING Russell™ Mid Cap Index Portfolio – (Class I)
ING Black Rock Health Sciences Opportunities Portfolio – (Class S)	Fidelity® VIP Contrafund® Portfolio – (Initial Class)
The Bond Fund of America℠ – (Class R-4)	ING Intermediate Bond Portfolio – (Class I)
ING Pioneer High Yield Portfolio – (Class I)	ING PIMCO High Yield Portfolio – (Class S)
ING UBS U.S. Large Cap Equity Portfolio – (Class I) ING Davis New York Venture Portfolio – (Class S) ING Pioneer Fund Portfolio – (Class I) Fundamental Investors℠ – (Class R-4) ING Growth and Income Portfolio – (Class S) ING Core Growth and Income Portfolio – (Class S) Amana Income Fund	Fidelity® VIP Contrafund® Portfolio – (Initial Class)
ING Index Plus LargeCap Portfolio – (Class I)	ING Russell™ Large Cap Index Portfolio – (Class I)
Fidelity® VIP Equity-Income Portfolio – (Initial Class) ING Invesco Van Kampen Comstock Portfolio – (Class S) ING T. Rowe Price Equity Income Portfolio – (Class S) ING Large Cap Value Portfolio – (Class I) ING Russell Large Cap Value Index Portfolio – (Class S)	ING Invesco Van Kampen Growth and Income Portfolio – (Class S)
The Growth Fund of America® - (Class R-4) ING BlackRock Large Cap Growth Portfolio – (Class S) ING Marsico Growth Portfolio – (Class I) Amana Growth Fund ING Russell™ Large Cap Growth Index Portfolio – (Class S)	ING Large Cap Growth Portfolio – (Class I)

You may give us alternative allocation instructions at any time by contacting our Customer Service Center At the address below.

ING
USFS Customer Service
Defined contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

See also the "Transfers Among Investment Options" in the Contract Prospectus and "Investment Options" in the Contract Prospectus Summary.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***